UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 10, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CSG Systems International, Inc.

File No. 000-27512 - CF# 29104

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CSG Systems International, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 6, 2012.

Based on representations by CSG Systems International, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.21I	through December 31, 2012
Exhibit 10.21J	through December 31, 2012
Exhibit 10.21K	through December 31, 2012
Exhibit 10.21L	through December 31, 2012
Exhibit 10.23R	through December 31, 2017
Exhibit 10.23S	through December 31, 2017
Exhibit 10.24I	through March 31, 2013
Exhibit 10.24K	through March 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel